Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months ended September 30, 2006

(Unaudited)
Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings from continuing operations	$7,474	$7,474
Provision for income taxes	1,020	1,020
Minority interest	181	181
Earnings from continuing operations before income taxes
and minority interest	8,675	8,675

Fixed charges:
Interest	13,310	13,310
One-third of rentals(a)	245	245
Total fixed charges	13,555	13,555
Less interest capitalized, net of amortization	(57)	(57)

Earnings from continuing operations before income taxes and minority
interest plus fixed charges	$22,173	$22,173

Ratio of earnings to fixed charges	1.64	1.64

Preferred stock dividend requirements		$-

Ratio of earnings before provision for income taxes to earnings from
continuing operations		1.14

Preferred stock dividend factor on pre-tax basis		-
Fixed charges		13,555

Total fixed charges and preferred stock dividend requirements		$13,555

Ratio of earnings to combined fixed charges and preferred stock dividends		1.64

(a)	Considered to be representative of interest factor in rental expense.